November 18, 2010
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0102

Re:	L&L Acquisition Corp.
Registration Statement on Form S-1
File No. 333-168949
Ladies and Gentlemen:
On November 16, 2010, Morgan Joseph LLC, as representative of the underwriters, requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m., Washington D.C. time, on November 18, 2010, or as soon thereafter as practicable. We hereby withdraw our request until further notice.
Sincerely,
/s/ Tina Pappas
Tina Pappas
Managing Director